Exhibit 21.01

Subsidiaries of Union Bankshares Corporation

Subsidiary	State of Incorporation or Organization
Union Bank & Trust	Virginia
Union Mortgage Group, Inc.	Virginia
Union Insurance Group, LLC	Virginia
Old Dominion Capital Management, Inc.	Virginia